EXHIBIT 4

EXECUTION VERSION

April 30, 2023

Arco Platform Limited

Rua Augusta 2840, 9th floor, suite 91

Consolação, São Paulo – SP

01412-100, Brazil

Attn: Oto Brasil de Sá Cavalcante and Ari de Sá Cavalcante Neto

Re:	Extension of Joint Bidding Agreement

Ladies and Gentlemen:

Reference is made to that certain Joint Bidding Agreement (the “Agreement”), dated as of November 30, 2022, by and among (i) General Atlantic L.P. (“General Atlantic”), as advisor to its affiliated investment funds, (ii) Dragoneer Investment Group, LLC (“Dragoneer” and, together with General Atlantic, the “Sponsors”), as advisor to its affiliated investment funds, and (iii) Oto Brasil de Sá Cavalcante and Ari de Sá Cavalcante Neto (collectively, the “Founders” and, together with the Sponsors, the “Parties”). As the Agreement is due to expire by its terms on May 29, 2023, the Parties desire to amend the Agreement (this “Amendment”) to provide that the term of the Agreement as set forth therein be extended for at least 30 days after such date (i.e., until June 28, 2023) and, thereafter, such term shall be extended automatically for successive 30-day periods unless otherwise terminated as provided therein. Accordingly, the Parties hereby amend and restate Section 8(a) of the Agreement as follows:

(a)	The Parties may terminate this Agreement by a written agreement executed by all of the Parties. This Agreement shall terminate upon the later of (i) May 29, 2023, provided that at least one Party has given 5 calendar days prior written notice of termination, and (ii) in the event that a Definitive Investment Agreement is entered into with the Target, the consummation of the Transaction. In the event that no Party has given notice of termination at least 5 calendar days prior to May 29, 2023 and the Transaction has not been consummated, this Agreement shall automatically renew for a 30 day period and for successive 30-day periods thereafter at the expiration of each 30-day extension period provided that no party has given notice of termination at least 5 days prior to the expiration of such 30-day extension period (and if such notice is given this Agreement shall terminate upon the expiration of such 30-day extension period); provided further that this Agreement shall terminate upon the consummation of the Transaction. Any Party may terminate this Agreement upon three days’ prior written notice in the event that any other Party breaches this Agreement and such breach is not cured by the breaching Party within ten days written notice of such breach from the terminating Party to the breaching Party.

Capitalized terms used in this Amendment that are not otherwise defined herein shall have the meanings attributed to such terms in the Agreement. Except as expressly amended hereby, the Agreement shall remain unaltered and in full force and effect. This Amendment is confidential and shall be covered by the terms of the existing confidentiality agreement between the parties, which remains in full force and effect. This Amendment shall be governed by and construed in accordance with the Laws of the State of New York, without respect to its applicable principles of conflicts of laws that might require the application of the laws of another jurisdiction. This Amendment may be executed in counterparts (including via facsimile or email), each of which shall be deemed to be an original, but all of which shall constitute one and the same instrument.

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If the terms of this Amendment are in accordance with your understanding, please sign below, whereupon this Amendment shall become a binding agreement between us as provided above.

Very truly yours,

GENERAL ATLANTIC, L.P.

By:	/s/ Gordon Cruess
Gordon Cruess
Managing Director

DRAGONEER INVESTMENT GROUP, LLC

By:	/s/ Michael Dimitruk
Michael Dimitruk
Vice President

ACCEPTED AND AGREED BY:

Oto Brasil de SÁ Cavalcante

By:	/s/ Oto Brasil de Sá Cavalcante

ARI DE SÁ CAVALCANTE NETO

By:	/s/ Ari de Sá Cavalcante Neto

[Extension of Joint Bidding Agreement]